DO
3-16-04

AH 3/16/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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04002981

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 9327

RECEIVED
FEB 27 2004
187
PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Hackett & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Kennedy Drive
(No. and Street)

South Burlington, VT 05403
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Luther F. Hackett (802)658-1660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grippin, Donlan & Roche,PLC
(Name – *if individual, state last, first, middle name*)

3 Baldwin Ave So. Burlington, VT 05403
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AH
3.18.04

OATH OR AFFIRMATION

I, Luther F. Hackett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hackett & Co., Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HACKETT & COMPANY, INC.
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
Years ended December 31, 2003 and 2002

GD&R

GRIPPIN, DONLAN & ROCHE, PLC
CERTIFIED PUBLIC ACCOUNTANTS
CONSULTANTS AND ADVISORS

DAVID C. GRIPPIN, CPA
RICHARD D. DONLAN, CPA

Independent Auditors' Report

To the Stockholders and Board of Directors
Hackett & Company, Inc.

We have audited the accompanying statement of financial condition of Hackett & Company, Inc. as of December 31, 2003, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Hackett & Company, Inc. as of December 31, 2002, were audited by other auditors whose report dated February 19, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 financial statements referred to above present fairly, in all material respects, the financial position of Hackett & Company, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the 2003 basic financial statements taken as a whole. The information presented on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grippin, Donlan & Roche, PLC
Registration number 553
January 28, 2004

"INNOVATIVE SOLUTIONS & PERSONAL SERVICE"

3 BALDWIN AVENUE SOUTH BURLINGTON, VERMONT 05403
PHONE: 802.846.2000 FAX: 802.846.2001
E-MAIL: GDR@gdr-cpa.com WEB: www.gdr-cpa.com

HACKETT & COMPANY, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2003 and 2002

ASSETS

	2003	2002
Cash	$ 117,501	$ 111,241
Administrative service fees receivable from customers	51,882	77,293
Due from affiliated company	2,878	0
Investments	23,625	31,900
Furniture and equipment, net	11,877	15,835
Deferred income taxes	2,800	0
Other assets	7,358	12,498
Total assets	$ 217,921	$ 248,767

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
Liabilities:		
Accounts payable, accrued expenses, and other liabilities	$ 28,394	$ 40,838
Due to affiliated company	0	9,736
Deferred revenue	6,308	0
Total liabilities	34,702	50,574
Stockholders' equity:		
Common stock - no par value, 500 shares authorized, 400 shares issued and outstanding	40,000	40,000
Additional paid-in capital	313,600	313,600
Accumulated deficit	(164,906)	(155,407)
Unrealized loss on investments, net of deferred income taxes	(5,475)	0
Total stockholders' equity	183,219	198,193
Total liabilities and stockholders' equity	$ 217,921	$ 248,767

See notes to financial statements

HACKETT & COMPANY, INC.
STATEMENTS OF OPERATIONS
Years ended December 31, 2003 and 2002

	2003	2002
Income:		
Administrative service fees	$ 619,713	$ 638,340
Commissions and other fees	11,376	8,991
Interest	775	2,350
Total income	631,864	649,681
Expenses:		
Employee compensation and benefits	466,798	523,984
Actuarial	56,912	48,380
Data processing	27,794	30,991
Depreciation	6,928	5,090
Insurance	4,698	6,443
Legal and audit	11,772	20,515
Office rent	15,360	15,360
Office supplies	17,211	14,110
Other operating expenses	20,796	19,131
Postage	5,082	6,211
Registration and professional fees	8,570	9,521
Subscriptions and publications	5,342	4,761
Total expenses	647,263	704,497
Loss before income taxes	(15,399)	(54,816)
Credit for income taxes	(5,900)	(22,000)
Net loss	$ (9,499)	$ (32,816)

See notes to financial statements

HACKETT & COMPANY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years ended December 31, 2003 and 2002

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Unrealized Loss on Investments	Total Stockholders' Equity
Balance, December 31, 2001	$ 40,000	$ 313,600	$ (122,591)	$ 0	$ 231,009
Comprehensive income (loss):					
Net loss	0	0	(32,816)	0	(32,816)
Other comprehensive income (loss):					
Unrealized loss on investments, net of taxes	0	0	0	0	0
Total comprehensive income (loss)					(32,816)
Balance, December 31, 2002	40,000	313,600	(155,407)	0	198,193
Comprehensive income (loss):					
Net loss	0	0	(9,499)	0	(9,499)
Other comprehensive income (loss):					
Unrealized loss on investments, net of taxes	0	0	0	(5,475)	(5,475)
Total comprehensive income (loss)					(14,974)
Balance, December 31, 2003	$ 40,000	$ 313,600	$ (164,906)	$ (5,475)	$ 183,219

See notes to financial statements

HACKETT & COMPANY, INC.
STATEMENTS OF CASH FLOWS
Years ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net loss	$ (9,499)	$ (32,816)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Depreciation	6,928	5,090
(Increase) decrease in:		
Administrative service fees receivable from customers	25,411	1,598
Due from affiliated company	(2,878)	0
Other assets	5,140	2,404
Increase (decrease) in:		
Accounts payable, accrued expenses and other liabilities	(12,444)	12,162
Due to affiliated company	(9,736)	(6,264)
Deferred revenue	6,308	0
Net cash provided (used) by operating activities	9,230	(17,826)
Cash flows from investing activities:		
Purchase of furniture and equipment	(2,970)	(10,585)
Net cash used by investing activities	(2,970)	(10,585)
Net increase (decrease) in cash	6,260	(28,411)
Cash, beginning of year	111,241	139,652
Cash, end of year	$ 117,501	$ 111,241
Supplemental cash flow information:		
Cash paid (received) for income taxes	$ (22,000)	$ 16,000

See notes to financial statements

Note 1. Summary of significant accounting policies

Company's activities

Hackett & Company, Inc. (the Company) was incorporated in Vermont in 1961 and is a partially-owned subsidiary of H.V.M. Corporation, which has ownership of 98% for the years ended December 31, 2003 and 2002. The Company provides administrative services related to the management of pension and retirement plans for businesses predominantly located in Vermont. The Company is registered as an introducing broker/dealer under the Securities Exchange Act of 1934. Effective December 1, 2003 the Company requested termination of their membership status as a broker/dealer with the SEC, National Association of Securities Dealers, Inc., and the state of Vermont. Final approval of the Company's termination request was granted in January 2004.

Income and expense recognition

Commission revenue is recognized on a trade date basis. Other revenue and fees are recognized when earned; expenses are recognized as incurred.

Administrative service fees receivable from customers

Administrative service fees receivable from customers are stated at the amount management expects to collect from outstanding balances at year end. Management writes off accounts when they are deemed uncollectible and establishes an allowance for doubtful accounts at year end for specific accounts when collection is questionable. At December 31, 2003 and 2002 all accounts are considered collectible.

Investments

Investments consist of equity securities classified as available for sale and are carried at fair market value. Realized gains and losses are included in earnings; unrealized gains and losses are reported as a separate component of stockholders' equity.

Furniture and equipment

Furniture and equipment are stated at cost and are depreciated using straight-line and accelerated methods over the estimated useful lives of the assets, which range from three to ten years.

Income taxes

The Company files its Federal and state income tax returns on a consolidated basis with H.V.M. Corporation. Income taxes are allocated by H.V.M. Corporation to its subsidiary based on the subsidiary's proportionate share of taxable income (loss). The amount of current tax or benefit calculated is either remitted to or received from H.V.M. Corporation.

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Note 1. Summary of significant accounting policies (continued)

Retirement plan
H.V.M. Corporation maintains a defined contribution plan under Internal Revenue Code section 401(k) which covers all eligible employees of H.V.M. Corporation and its subsidiaries. Total retirement plan expense for the Company under the plan was $8,906 in 2003 and $7,702 in 2002.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Comprehensive income (loss)
Comprehensive income (loss) consists of net income (loss) plus other comprehensive income (loss) such as unrealized holding gains and losses on investments, and is presented in the statements of changes in stockholders' equity.

Reclassifications
Certain amounts in the 2002 financial statements have been reclassified to conform to the 2003 presentation.

Note 2. Investments

Investments as of December 31, 2003 and 2002 consisted of the following:

	2003	2002
Cost	$ 31,900	$ 31,900
Gross unrealized loss	(8,275)	0
Fair market value	$ 23,625	$ 31,900

The unrealized loss on investments, net of the related tax effect, is included as a separate component of stockholders' equity.

Note 3. Furniture and equipment

Furniture and equipment and accumulated depreciation as of December 31, 2003 and 2002 consisted of the following:

	2003	2002
Furniture and equipment	$ 49,101	$ 46,131
Less accumulated depreciation	37,224	30,296
Furniture and equipment, net	$ 11,877	$ 15,835

Note 4. Related party transactions

The Company rents office space from a related party at an amount that approximates fair value under informal operating lease agreements. Total rent expense amounted to $15,360 in 2003 and 2002.

The Company has a tax sharing agreement with H.V.M. Corporation. Included in due from (to) affiliated company are taxes receivable of $5,900 and $22,000 in 2003 and 2002, respectively.

Also included in due from (to) affiliated company are certain employee benefit costs paid by H.V.M. Corporation on Hackett & Company, Inc.'s behalf. These costs totaled $3,022 and $31,736 in 2003 and 2002, respectively, and are included in employee compensation and benefits.

Note 5. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2003, the Company had net capital (as defined) of $82,799, which was $77,799 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.42 to 1 as of December 31, 2003.

Note 6. Income taxes

The components of the credit for income taxes for the years ended December 31, 2003 and 2002 are as follows:

	2003	2002
Federal	$ (4,800)	$ (18,000)
State	(1,100)	(4,000)
Total	$ (5,900)	$ (22,000)

Income taxes are allocated by H.V.M. Corporation to its subsidiary based on the subsidiary's proportionate share of taxable income (loss). At December 31, 2003 and 2002, $5,900 and $22,000, respectively, was due to Hackett & Company, Inc. from H.V.M. Corporation for income taxes.

Note 7. Commitments and contingencies

The Company entered into an agreement with The Stratevest Group whereby the Company has taken over responsibility for The Stratevest Group's retirement plan record keeping business. Under this agreement the Company will pay The Stratevest Group a percentage of all regular plan administration related income for three years ending December 31, 2002, on the plans taken over from The Stratevest Group under the agreement.

Revenue earned under this agreement approximated $100,000 in 2002 and fees paid to The Stratevest Group approximated $14,800 in 2002.

HACKETT & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

Note 8. Concentrations of credit risk

The Company has concentrated its credit risk for cash by maintaining deposits in local banks which at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (FDIC). The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk to cash.

Schedule 1

HACKETT & COMPANY, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003

Net capital:		
Total stockholders' equity		$ 183,219
Deductions and/or charges:		
Nonallowable assets:		
Furniture and equipment	$ 11,877	
Administrative service fees receivable from customers	51,882	
Investments	23,625	
Deferred income taxes	2,800	
Other assets and due from affiliated company	10,236	
		100,420
Total net capital		$ 82,799
Aggregate indebtedness:		
Accounts payable, accrued expenses, other liabilities, and due to affiliated company		$ 34,702
Computation of basic net capital requirement:		
Minimum net capital required		$ 5,000
Excess net capital		$ 77,799
Excess net capital at 1000%		$ 79,329
Ratio: Aggregate indebtedness to net capital		0.42 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of November 30, 2003):		
Net capital, as reported in Company's Part II of Form X-17A-5 (unaudited) as of November 30, 2003		$ 107,375
Increase in nonallowable assets		10,679
Decrease in stockholders' equity		(35,255)
Net capital per above		$ 82,799

See independent auditors' report

GD&R

GRIPPIN, DONLAN & ROCHE, PLC
CERTIFIED PUBLIC ACCOUNTANTS
CONSULTANTS AND ADVISORS

DAVID C. GRIPPIN, CPA
RICHARD D. DONLAN, CPA

Independent Auditors' Report on Internal
Control Required By SEC Rule 17a-5

The Stockholders and Board of Directors
Hackett & Company, Inc.

In planning and performing our audit of the financial statements and supplementary information of Hackett & Company, Inc. for the year ended December 31, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

3 BALDWIN AVENUE SOUTH BURLINGTON, VERMONT 05403
PHONE: 802.846.2000 FAX: 802.846.2001

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yeppin, Donlan & Roche, PLC

Registration number 553
January 28, 2004